UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to the República Oriental del Uruguay’s (“Uruguay”) Annual Report on Form 18-K for the year ended December 31, 2022 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated July 11, 2023, between the Republic, acting through the Ministry of Economy and Finance, BofA Securities, Inc., Citigroup Global Markets Inc. and Itau BBA USA Securities, Inc.

Exhibit 2	Form of Authorization for Ps. 48,006,507,522 9.750% Bonds due 2033.

Exhibit 3	Name and Addresses of the Underwriters.

Exhibit 4	Post-Effective Legality Opinion of Gabriela Tobías Pedronzo, Counsel to the Ministry of Economy and Finance of the Republic, dated July 21, 2023.

Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated July 21, 2023.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 21st day of July, 2023.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Azucena Arbeleche
Azucena Arbeleche
Minister of Economy and Finance,
República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated July 11, 2023, between the Republic, acting through the Ministry of Economy and Finance, BofA Securities, Inc., Citigroup Global Markets Inc. and Itau BBA USA Securities, Inc.

Exhibit 2	Form of Authorization for Ps. 48,006,507,522 9.750% Bonds due 2033.

Exhibit 3	Name and Addresses of the Underwriters.

Exhibit 4	Post-Effective Legality Opinion of Gabriela Tobías Pedronzo, Counsel to the Ministry of Economy and Finance of the Republic, dated July 21, 2023.

Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated July 21, 2023.

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